UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41356

Electra Battery Materials Corporation
(Translation of registrant's name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, Canada
M5H 2L3
(416) 900-3891
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Document Description

99.1	Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2025
99.3	Press release dated March 27, 2026
99.4	Form 52-109F1 CEO Certification of Annual Filings
99.5	Form 52-109F1 CFO Certification of Annual Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: March 27, 2026	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director